Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00 - Telefax: +47-22 54 44 90
www.orkla.com

Ref.: Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 07.01.2002

ORK – CB in Italy and Lithuania

1) Carlsberg Breweries increases ownership of Carlsberg Italia to 100 per cent
Carlsberg Breweries A/S has acquired the remaining 25 per cent of Carlsberg Italia S.p.A., which gives Carlsberg Breweries a 100 per cent ownership of Carlsberg Italia. In 1982, Carlsberg bought 50 per cent of the share capital and in 1975 increased its share to 75 per cent.

The year 2000 net turnover of Carlsberg Italia was approx. DKK 1.7 billion. The company has a total of 800 employees and two breweries, one in Varese north of Milan and one in Ceccano outside of Rome. The 1982 Carlsberg investment was a natural consequence of many years of co-operation within import and license production of Carlsberg brands, and Carlsberg employees have for longer periods of time held key positions in Carlsberg Italia within production and marketing of the Carlsberg brands.

The total year 2000 sales volume was 2.8 million hl out of which beer counted for 1.6 million hl and soft drinks 1.2 million hl. The company brews and markets the Carlsberg and Tuborg brands and the two local brands Splügen and Poretti. The share of the beer market is approx. 13 per cent.

Within the past few years, Carlsberg Italia has acquired more than 20 local distribution companies and has bought shares in further 15 distributor companies - a strategy the company intends to pursue.

2) The breweries Svyturys and Utenos Alus in Lithauen merged
The two leading Lithuanian breweries Svyturys and Utenos Alus have now merged under the name Svyturys Utenos Alus. Carlsberg Breweries A/S is the majority owner of Svyturys, and Utenos Alus is owned by Baltic Beverages Holding AB (BBH).

BBH holds 44 per cent of the shares in the new company, Carlsberg Breweries 32 per cent, the European Bank for Reconstruction and Development and the Danish development foundation each owns 11 per cent. The remaining 2 per cent is owned by local investors. BBH is the operator of Svyturys Utenos Alus and can therefore fully consolidate the company.

A market share of 44 per cent makes Svyturys Utenos Alus the leading brewery in Lithuania. The company has a brewery in Utena and Klaipeda.

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The merger is expected to provide major synergy and efficiency advantages within production, sales and administration, and most importantly, strengthen BBH's market position thanks to the two strong brands Svyturys and Utenos.